FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August, 2002

PE
8-1-02

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

EXECUTION VERSION

ABBEY NATIONAL PLC
ABBEY NATIONAL FIRST CAPITAL B.V.
Issuers

and

ABBEY NATIONAL PLC
Guarantor

to

THE BANK OF NEW YORK
Trustee

SUPPLEMENTAL INDENTURE NO. 2

Dated as of August 15, 2002

to

INDENTURE

Dated as of October 25, 1994

SUPPLEMENTAL INDENTURE NO. 2 dated as of August 15, 2002, among ABBEY NATIONAL PLC, a public limited company duly organized and existing under the laws of England and Wales ("Abbey National"), having its principal office at Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN, England, ABBEY NATIONAL FIRST CAPITAL B.V., a private company with limited liability duly organized and existing under the laws of the Netherlands and having its statutory seat at The Hague, The Netherlands and its principal office at Lange Voorhout 86, apt. 22, 2514 EJ, The Hague, The Netherlands ("First Capital B.V.") (hereinafter each called an "Issuer" and, collectively, the "Issuers"), and Abbey National, in its capacity as guarantor of the Securities issued by First Capital B.V. (hereinafter called the "Guarantor"), and THE BANK OF NEW YORK, a corporation duly organized and existing under the laws of the State of New York and having its Corporate Trust Office at 101 Barclay Street, Floor 21W, New York, New York 10286, as Trustee (hereinafter called the "Trustee").

RECITALS OF THE ISSUERS

The Issuers, the Guarantor and the Trustee have executed and delivered an Indenture dated as of October 25, 1994 (the "Original Indenture") and the Issuers, the Guarantor and the Trustee have executed and delivered a Supplemental Indenture No.1 dated as of April 25, 1996 (the "First Supplemental Indenture" and, together with the Original Indenture, the "Indenture").

Section 902 of the Indenture provides that Abbey National and First Capital B.V., when authorized by Board Resolutions, and the Trustee or Trustees for the Securities of any or all series may enter into an indenture or indentures supplemental thereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of such Securities under this Indenture, but only with the consent of the Holders of more than 50% in aggregate principal amount of the Outstanding Securities of each series of Securities then Outstanding affected thereby.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE NO. 2 WITNESSETH:

For and in consideration of the premises and the purchase of Securities issued hereafter, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of all such Securities as follows:

ARTICLE ONE

Relation To Indenture; Definitions; Construction

SECTION 1.01. This Supplemental Indenture No. 2 constitutes an integral part of the Indenture and shall be construed in connection with and as part of the Indenture only with respect to Securities issued subsequent to the execution and delivery of this Supplemental Indenture No. 2.

SECTION 1.02. For all purposes of this Supplemental Indenture No. 2, capitalized terms used herein without definition shall have the meanings specified in the Indenture.

SECTION 1.03. The following definitions shall be added to Section 101 in the appropriate alphabetical order:

(a) "Abbey National Group" means Abbey National plc and its Subsidiaries.

(b) "Alternative Deferred Interest Satisfaction Mechanism" means, with respect to the Junior Perpetual Capital Notes, the procedure by which the Issuer is required to satisfy its obligation to make a Deferred Interest Payment upon a redemption of the Junior Perpetual Capital Notes, the principal provisions of which are as follows and the detailed provisions of which are set out in the Calculation Agency Agreement:

(1) the Issuer will give a redemption notice of the forthcoming Redemption Date;

(2) the relevant calculation agent will use its reasonable endeavors to find purchasers for the Issuer's ordinary shares;

(3) no later than fourteen business days prior to the Redemption Date, the relevant calculation agent shall determine the number of ordinary shares which, in its judgment, have an aggregate fair market value (after conversion from pounds sterling into U.S. dollars and after the Issuer pays any taxes, duties, costs and expenses payable by the Issuer and associated with the issue of the shares) of not less than the aggregate amount of Deferred Interest Payments;

(4) no later than thirteen business days prior to the Redemption Date, the relevant calculation agent shall place such number of ordinary shares in the market and shall, no later than the close of business on the seventh business day prior to the Redemption Date, notify the Issuer of the number of the Issuer's ordinary shares for which it has found purchasers;

(5) as soon thereafter as reasonably practicable but not later than the sixth business day prior to the Redemption Date, and, subject to having the necessary corporate authorizations in place, the Issuer shall issue and allot such ordinary shares to the purchasers who have agreed to purchase them;

(6) if, after the operation of the above procedures there would, in the opinion of the relevant calculation agent, be a shortfall of proceeds towards the satisfaction of the aggregate amount of Deferred Interest Payments on the Redemption Date, the relevant calculation agent shall use its reasonable endeavors to find purchasers for further ordinary shares and the Issuer shall, subject to having the necessary corporate authorizations in place, issue and allot such further ordinary shares to the purchasers who have agreed to purchase them in accordance with these provisions to try to ensure that a sum (after conversion into U.S. dollars and after Abbey National pays any taxes, duties, costs and expenses payable by us and associated with the issue of the shares) at least equal to the aggregate amount of Deferred Interest Payments is available on the business day prior to the applicable Redemption Date to make the Deferred

Interest Payments in full on such Redemption Date; *provided* that if, despite the operation of the aforementioned provisions, such a shortfall exists on the business day preceding the applicable Redemption Date, the Issuer may either pay an amount equal to such shortfall as soon as practicable to the Trustee and/or Principal Paying Agent or, subject to having the necessary corporate authorizations in place, continue to issue and allot ordinary shares until the Trustee and/or Principal Paying Agent shall have received funds on the Issuer's behalf equal to the full amount of such shortfall and no Deferred Interest Payment shall be made to a Holder and no security shall be redeemed until such time as the Issuer is able to pay a sum at least equal to the aggregate amount of Deferred Interest Payments in full in accordance with the alternative deferred interest satisfaction mechanism on the Redemption Date and, for the avoidance of doubt, the Redemption Date as set out in the applicable redemption notice shall be deferred until the date the Deferred Interest Payments can be so made in full;

(7) the Issuer will transfer or arrange for the transfer of the issue proceeds raised from the operation of the provisions set forth above (or such amount of issue proceeds as is necessary (after conversion into U.S. dollars), together with any amounts the Issuer otherwise pays other than out of issue proceeds to make up for any shortfall, to satisfy the aggregate amount of Deferred Interest Payments) to the Trustee and/or Principal Paying Agent on the business day preceding the applicable Redemption Date for payment by the Trustee and/or Principal Paying Agent, on such Redemption Date, towards the satisfaction on the Issuer's behalf of the aggregate amount of Deferred Interest Payments; and

(8) if, pursuant to the alternative deferred interest satisfaction mechanism, proceeds are raised in excess of the amount required to pay the aggregate amount of Deferred Interest Payments plus the taxes, duties, costs and expenses to be borne by the Issuer in connection with using the alternative deferred interest satisfaction mechanism, the Issuer will retain such excess proceeds.

(d) "Calculation Agency Agreement" means the Calculation Agency Agreement dated August 15, 2002, as amended from time to time, among Lehman Brothers International (Europe) as Calculation Agent, The Bank of New York, as Subordinated Trustee, and Abbey National, as Issuer, in respect of a series of Junior Perpetual Capital Notes.

(e) "Calculation Agent" means Lehman Brothers International (Europe) as Calculation Agent under the Calculation Agency Agreement or such other Person which may be appointed as Calculation Agent pursuant to the Calculation Agency Agreement.

(f) "Capital Regulation Determination" means, with respect to the Junior Perpetual Capital Notes, a determination by Abbey National, in its sole discretion, on the twentieth business day preceding the date on which any interest payment would, in the absence of deferral in accordance with the terms of any Junior Perpetual Capital Notes, be due and payable, that it is not in compliance with, or the payment of such interest would cause it to breach, any Capital Regulations applicable to it.

(g) "Capital Regulations" means at any time the regulations, requirements, guidelines and policies relating to capital adequacy then in effect of the Financial Services Authority.

(h) "Capital Security Default" means, with respect to the Junior Perpetual Capital Notes, a circumstance where (1) Abbey National fails to pay the amount due to satisfy any interest payment, other than a Deferred Interest Payment, and such failure continues for at least 14 days or (2) Abbey National fails to pay the principal amount of the Junior Perpetual Capital Notes, all accrued but unpaid interest and other payments thereon (including any Deferred Interest Payments) on the Redemption Date and such failure continues for at least seven days.

(i) "Clearstream" means Clearstream Banking, *société anonyme*.

(j) "Compulsory Junior Interest Payment Date" means any Interest Payment Date other than an Interest Payment Date (i) in respect of which Abbey National, at its sole discretion, has, on the twentieth business day prior to that Interest Payment Date, made a Capital Regulation Determination and Abbey National elects to defer payment of interest on the forthcoming Interest Payment Date by giving notice of such election to the Trustee, the Holders of the Junior Perpetual Capital Notes and any Paying Agent, in each case with respect to the relevant series of Junior Perpetual Capital Notes, not less than 16 Business Days prior to such Interest Payment Date (and Abbey National does not make such payment on the relevant Interest Payment Date) or (ii) on which the Solvency Condition is not met.

(k) "Compulsory Senior Interest Payment Date" means any Interest Payment Date if, in the six months ending on the date immediately preceding such Interest Payment Date, any dividend has been declared or paid on any class of share capital of the applicable Issuer or the Guarantor, if applicable.

(l) "Deferred Interest" has the meaning specified in Section 307.

(m) "Deferred Interest Payment" means any payment that Abbey National makes in respect of Deferred Interest.

(n) "Definitive Suspension" has the meaning specified in Section 804.

(o) "Eligible Company" means a company incorporated in England and Wales by Abbey National or on its behalf whose ordinary shares are listed (i) on the official list of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and are admitted to trading on the market for listed securities of London Stock Exchange plc or (ii) on such other internationally recognized stock exchange as the Trustee may approve.

(p) "euro" means the single currency of the participating member states of the European Communities that adopts or has adopted the euro as its lawful currency under the legislation of the European Union for European Monetary Union, as amended.

(q) "Financial Services Authority" means the United Kingdom Financial Services Authority, or any successor regulatory body or such other governmental authority in the United Kingdom (or if Abbey National becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having primary bank supervisory authority with respect to the Abbey National.

(r) "Holding Company Shares" means ordinary shares of the New Holding Company.

(s) "Junior Perpetual Capital Notes" means Securities issued by Abbey National evidencing unsecured subordinated indebtedness of Abbey National authenticated and delivered under this Indenture, which have no fixed Stated Maturity or Redemption Date and which require interest to be paid only on an Interest Payment Date if such Interest Payment Date is a Compulsory Junior Interest Payment Date.

(t) "Junior Securities" means Abbey National's ordinary shares, together with any other securities of any member of the Abbey National Group expressed to rank junior as to the right to payment to the Junior Perpetual Capital Notes, whether issued directly by Abbey National or by a Subsidiary benefiting from a Guarantee or support agreement expressed to rank or ranking junior to the Junior Perpetual Capital Notes; *provided*, that Junior Securities shall not include (i) the U.S.$1,000,000,000 8.963% Non-Cumulative Trust Preferred Securities of Abbey National Capital Trust I, (ii) the RCIs, (iii) the 10⅜% Non-Cumulative Sterling Preference Shares of £1 each of Abbey National, the 8⅝% Non-Cumulative Sterling Preference Shares of £1 each of Abbey National, the 8.75% Non-Cumulative Dollar-denominated Preference Shares, Series A, of Abbey National, the 7.375% Non-Cumulative Dollar-denominated Preference Shares, Series B, of Abbey National and such other preference shares outstanding from time to time which rank *pari passu* with such preference shares, (iv) the TOPICS, or (v) any other securities or shares issued directly by Abbey National or by a Subsidiary ranking *pari passu* therewith.

(u) "Junior Subordinated Debt" means the Issuer's outstanding Securities, which constitute Upper Tier 2 Capital or are otherwise Senior Perpetual Capital Notes (including without limitation, the $400,000,000 7.25% Perpetual Callable Subordinated Notes and such other Securities outstanding from time to time that rank *pari passu* with such Securities).

(v) "Market Disruption Event" means, with respect to the Junior Perpetual Capital Notes, (i) the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the London Stock Exchange or otherwise) or on settlement procedures for transactions in Abbey National's ordinary shares on the London Stock Exchange if, in any such case, that suspension or limitation is, in the determination of the Calculation Agent, material in the context of the sale of Abbey National's ordinary shares, or (ii) in Abbey National's reasonable opinion, there has been a substantial deterioration in the price and/or value of its ordinary shares or circumstances are such as to prevent or to a material extent restrict the issue or delivery of the ordinary shares to be issued in accordance with the Alternative Deferred Interest Satisfaction Mechanism or (iii) where, pursuant to provisions of the Junior Perpetual Capital Notes, monies are required to be converted from one currency into another currency in respect of any interest payment, the occurrence of any event that makes it impracticable to effect such conversion.

(w) "New Holding Company" means an Eligible Company that becomes the ultimate holding company of the Abbey National Group following a Permitted Restructuring.

(x) "Permitted Restructuring" means, with respect to the Junior Perpetual Capital Notes, the completion of (i) an offer made by or on behalf of, an Eligible Company to all (or as nearly as may be practicable all) Abbey National's shareholders (or, if Abbey National is not then the Ultimate Owner, to the shareholders of the then Ultimate Owner) to acquire the whole (or as nearly as may be practicable the whole) of Abbey National's issued ordinary share capital (or, if Abbey National is not then Ultimate Owner, the then Ultimate Owner's issued ordinary share capital) other than those already held by or on behalf of such Eligible Company or (ii) a reorganization or restructuring whether by way of a scheme of arrangement or otherwise pursuant to which an Eligible Company acquires all (or as nearly as may be practicable all) of Abbey National's issued ordinary share capital (or, if Abbey National is not the then Ultimate Owner, the then Ultimate Owner's issued share capital) other than those already held by such Eligible Company or pursuant to which all (or as nearly as may be practicable all) of Abbey National's issued ordinary share capital (or, if Abbey National is not then the Ultimate Owner, the then Ultimate Owner's issued share capital) not held by the New Holding Company are cancelled.

(y) "Permitted Restructuring Arrangement" means, with respect to the Junior Perpetual Capital Notes, an arrangement whereby the following conditions are satisfied (i) the execution of a supplemental indenture to this Indenture and/or such other documentation as may be necessary to ensure that the Alternative Deferred Interest Satisfaction Mechanism, this Indenture and any calculation agency agreement operate so that Abbey National's ordinary shares may be exchanged for Holding Company Shares in such a manner that ensures that upon sale of such Holding Company Shares the Holder of each Junior Perpetual Capital Note then outstanding will receive, in the event of a payment to be satisfied pursuant to Alternative Deferred Interest Satisfaction Mechanism, an amount not less than that which would have been receivable had such a Permitted Restructuring not taken place and (b) the Trustee is satisfied that the credit ratings that would be assigned to the Junior Perpetual Capital Notes by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and by Moody's Investors Service, Inc. following any such Permitted Restructuring, shall not be less than those assigned to the Junior Perpetual Capital Notes immediately prior to such Permitted Restructuring taking place.

(z) "RCIs" means Abbey National's £300,000,000 7.037% Step-up Callable Perpetual Reserve Capital Instruments.

(aa) "Recognized Stock Exchange" means any stock exchange as defined in Section 841 of the Income and Corporations Taxes Act 1988, as may be amended.

(bb) "Senior Perpetual Capital Notes" means Securities evidencing unsecured subordinated indebtedness of the applicable Issuer authenticated and delivered under this Indenture, which have no fixed Stated Maturity or Redemption Date and which require interest to be paid only on an Interest Payment Date if such Interest Payment Date is a Compulsory Interest Payment Date."

(cc) "Tax Call Event" means, with respect to the Junior Perpetual Capital Notes, a Tax Event in the circumstances described in clause (i) of the definition of "Tax Event".

(dd) "Tax Event" means, with respect to the Junior Perpetual Capital Notes, a determination by Abbey National that (i) in making any payment (including any payment of Deferred Interest) on the Junior Perpetual Capital Notes, it has paid or will be required to pay additional amounts; (ii) any payment, (including a payment of Deferred Interest) in respect of any of the Junior Perpetual Capital Notes that would be treated as a "distribution" within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom, or any statutory modification or re-enactment of that provision; or (iii) as a result of a change in or amendment to any laws or regulations in the United Kingdom, including any treaty to which the United Kingdom is a party, or any change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective on or after August 8, 2002, Abbey National would not be entitled to claim a deduction in computing its United Kingdom taxation liabilities in respect of any interest payment (including any payment of Deferred Interest) on Junior Perpetual Capital Notes, or the value of the deduction to Abbey National would be materially reduced.

(ee) "Tier 1 Capital" has the meaning ascribed to in the Financial Services Authority's Interim Prudential Sourcebook for Banks (as amended from time to time) or any successor publication replacing such publication.

(ff) "Tier 1 Disqualification Event" means, with respect to the Junior Perpetual Capital Notes, a determination by the Financial Services Authority that the Junior Perpetual Capital Notes (or any portion thereof) cannot be or are not eligible to be included in calculating the Issuer's Tier l capital.

(gg) "TOPICS" means Abbey National's £175,000,000 6.984% Fixed/Floating Rate Tier One Preferred Income Capital Securities.

(hh) "Ultimate Owner" means, at any given time, the ultimate holding company of the Abbey National Group.

(ii) "Upper Tier 2 Capital" has the meaning ascribed to in the Financial Services Authority's Interim Prudential Sourcebook for Banks (as amended from time to time) or any successor publication replacing such publication.

(jj) "Upper Tier 2 Securities" means Securities having the same material terms as the Junior Perpetual Capital Notes, *except* that such Securities will (1) rank *pari passu* with any other Upper Tier 2 Securities issued by Abbey National and (2) not be subject to the Alternative Deferred Interest Satisfaction Mechanism.

SECTION 1.04. The following definitions in Section 101 shall be replaced as follows:

(a) The definition of "Assets" shall be replaced with ""Assets" means the total amount of the unconsolidated gross tangible assets of Abbey National as shown by the latest published audited balance sheet of Abbey National but adjusted, if the aggregate amount included in such balance sheet in respect of the investment of Abbey National in all Subsidiary Undertakings and Associated Companies of Abbey National exceeds the aggregate of the net tangible assets of such Subsidiary Undertakings and Associated Companies attributable to Abbey

National (calculated on a consolidated basis where any of such Subsidiary Undertakings and Associated Companies itself has Subsidiary Undertakings) as shown by their latest relevant audited balance sheets, by deducting therefrom an amount equal to such excess and adjusted also for contingencies and subsequent events in such manner as the Person or Persons giving the relevant report under Section 1401(b) may determine; *provided*, that, with respect to the Junior Perpetual Capital Notes, "Assets" means Abbey National's non-consolidated gross assets, as shown in Abbey National's latest published audited balance sheet, but adjusted for contingencies and for subsequent events, all in such manner as the Person or Persons giving the relevant report under Section 1401(b) may determine."

(b) The definition of "Compulsory Interest Payment Date" shall be replaced with ""Compulsory Interest Payment Date" means (i) in relation to any Junior Perpetual Capital Notes, a Compulsory Junior Interest Payment Date or (ii) in relation to any Senior Perpetual Capital Notes, a Compulsory Senior Interest Payment Date."

(c) The definition of "Custodian" shall be replaced with ""Custodian" means Citibank, N.A. as Custodian under the Deposit and Custody Agreement or such other Person that is a branch of a United States bank located outside the United States and which is appointed custodian of one or more global Bearer Securities pursuant to the Deposit and Custody Agreement."

(d) The definition of "Euroclear" shall be replaced with ""Euroclear" means Euroclear Bank S.A./N.V., or its successor, as operator of the Euroclear system."

(e) The definition of "Other *Pari Passu* Claims" shall be replaced with ""Other *Pari Passu* Claims" means the claims in a bankruptcy, winding up or liquidation of the applicable Issuer or the Guarantor, if any, as the case may be, of holders of other unsecured rights against such Issuer or the Guarantor, if any, as the case may be, and with which claims the claims of the Holders of a given series are expressed to rank *pari passu* or which are expressed to rank *pari passu* with the claims of the Holders of that series."

(f) The definition of "Paying Agent" shall be replaced with ""Paying Agent" means any Person authorized by the applicable Issuer to pay the principal of (and premium, if any, on) or interest, Arrears of Interest, if any, or Deferred Interest, if any, on, or any additional amounts in respect of, any Securities on behalf of the applicable Issuer and shall include any Principal Paying Agent."

(g) The definition of "Perpetual Capital Notes" shall be replaced with ""Perpetual Capital Notes" means collectively the Junior Perpetual Capital Notes and the Senior Perpetual Capital Notes."

(h) The definition of "Place of Payment" shall be replaced with ""Place of Payment," when used with respect to the Securities of any series, means the place or places where the principal of (and premium, if any, on) and interest, Arrears of Interest, if any, and Deferred Interest, if any, on, and any additional amounts in respect of, the Securities of that series are payable, as contemplated by Section 301."

(i) The definition of "Redemption Date," shall be replaced with ""Redemption Date", when used with respect to any Security to be redeemed in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture; *provided, however*, that, unless otherwise provided with respect to the Securities (other than Junior Perpetual Capital Notes) of any series, if the applicable Issuer and the Guarantor, if any, do not pay all or any part of principal (or any premium or interest thereon) on the Redemption Date, the obligation to make such payment and such Redemption Date shall be deferred until the Deferred Principal Payment Date (it being understood for the avoidance of doubt that any such deferral shall take place only once with respect to any payment); and *provided, further*, that with respect to Junior Perpetual Capital Notes, the Redemption Date may be deferred as provided in Section 307."

(j) The definition of "Senior Creditors" shall be replaced with ""Senior Creditors" means all unsubordinated creditors of the applicable Issuer or Abbey National, as the case may be, and all subordinated creditors of the applicable Issuer or Abbey National, as the case may be, whose claims against the applicable Issuer or Abbey National, as the case may be, rank or are expressed to rank ahead of the claims of Holders of the Securities of any series; *provided*, that the creditors who are "Senior Creditors" in respect of the Junior Perpetual Capital Notes include the creditors whose claims are in respect of Junior Subordinated Debt."

(k) The definition of "Solvency Condition" shall be replaced with ""Solvency Condition" means (i) with respect to the any Securities other than the Junior Perpetual Capital Notes, that, at the relevant time, Abbey National is solvent by virtue of (a) it being able to pay its debts as they fall due and (b) its Assets exceeding its Liabilities other than its Liabilities to Persons who are not Senior Creditors (except where the Solvency Condition applies in regard to an optional redemption of Senior Perpetual Capital Notes by the applicable Issuer or a purchase of Senior Perpetual Capital Notes beneficially by or for the account of Abbey National or any of its Subsidiaries, when the Liabilities of Abbey National to Persons who are not Senior Creditors shall be included) and (ii) with respect to the Junior Perpetual Capital Notes, that, at the relevant time, Abbey National is solvent by virtue of, (a) it being able to pay its debts to its Senior Creditors as they fall due and (b) its Assets exceeding its Liabilities. The determination of whether the Solvency Condition has been satisfied shall be made in accordance with Section 1401(b)."

SECTION 1.05. In Section 101, the definitions of "Cedel" and "ECU" shall be deleted in their entirety and all other references to "Cedel" in the Indenture shall be replaced with "Clearstream" and all other references to "ECU" in the Indenture shall be replaced with "euro".

SECTION 1.06 Section 105 shall be amended as follows:

(a) The title shall be amended to read as follows: "Notices, Etc., to Trustee, Principal Paying Agent, the Calculation Agent, Issuers or Guarantor."

(b) A new clause (3) shall be added as follows (and the existing clause (3) shall be renumbered as clause (4)): "the Calculation Agent for the Junior Perpetual Capital Notes by any Holder of Junior Perpetual Capital Notes, Abbey National or the Trustee for the Junior Perpetual Capital Notes shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Calculation Agent at its Principal Office; or".

SECTION 1.07. In Section 111 the words "Paying Agent" shall be deleted and replaced in their entirety with the words "Paying Agent, the Calculation Agent."

SECTION 1.08. In the first sentence of Section 113 the words "interest and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words "interest, Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 1.09. In the first sentence of Section 114 the words "interest or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words "interest, Arrears of Interest, if any, or Deferred Interest, if any,".

SECTION 1.10. In Section 117, the words "Abbey House, Baker Street, London NW1 6XL" shall be deleted and replaced in their entirety with the words "Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN."

ARTICLE TWO

The Securities

SECTION 2.01. Section 301 shall be amended as follows:

(a) In the first clause (3) of Section 301 the words "(in which case, whether such Perpetual Capital Notes are to be Senior Perpetual Capital Notes or Junior Perpetual Capital Notes)" shall be added following the words "Perpetual Capital Notes" at the end of the clause.

(b) In clauses (7) and (15) of Section 301, the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

(c) In clause (14) of Section 301, the words "Morgan Guaranty Trust Company of New York" shall be replaced with the words "Citibank N.A.".

(d) In clauses (16), (18) and (19) of Section 301, the words "and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

ARTICLE THREE

Payment of Interest; Persons Deemed Owners; Currency and Manner of Payments

SECTION 3.01. In Section 307, the fourth paragraph that begins with the words "Unless otherwise specified for the Securities of a series" shall be amended as follows:

(a) In the sentence beginning "On any Optional Interest Payment Date", the words "On any Optional Interest Payment Date" shall be deleted in their entirety and replaced with "On any Optional Interest Payment Date with respect to the Senior Perpetual Capital Notes,".

(b) The words "with respect to any Perpetual Capital Notes" shall be deleted and replaced in their entirety with the words "with respect to any Senior Perpetual Capital Notes".

(c) The words "with respect to such Perpetual Capital Notes" shall be deleted and replaced in their entirety with the words "with respect to such Senior Perpetual Capital Notes".

(d) A new sentence shall be added to the end of the paragraph, as follows: "On any Optional Interest Payment Date with respect to the Junior Perpetual Capital Notes, no interest shall be paid on the relevant Interest Payment Date and any such non-payment of interest shall not constitute an Event of Default, Default or Payment Event by Abbey National for any purpose with respect to such Junior Perpetual Capital Notes."

SECTION 3.03 In Section 307, the paragraph that begins with the words "Any accrued interest for an Interest Period" shall be deleted and replaced in its entirety with:

"Any accrued interest for an Interest Period on any Perpetual Capital Notes of any particular series which is not paid by the applicable Issuer or Guarantor, if any, on any Optional Interest Payment Date, together with any other accrued interest for other Interest Periods in respect of such Perpetual Capital Notes which was not paid by the applicable Issuer or the Guarantor, if any, on the applicable Optional Interest Payment Dates, so long as the same remains unpaid, shall in the case of Senior Perpetual Capital Notes constitute "Arrears of Interest" and, in the case of Junior Perpetual Capital Notes, "Deferred Interest". Arrears of Interest and Deferred Interest shall not themselves bear interest, except that Deferred Interest shall bear interest in the circumstances described below upon the occurrence of a Market Disruption Event.

If Abbey National defers an interest payment with respect to any Junior Perpetual Capital Notes in accordance with the terms of this Indenture, then neither Abbey National nor any of its Subsidiaries may, directly or indirectly:

(1) declare or pay a dividend (other than a final dividend declared by Abbey National with respect to its ordinary shares or by a Subsidiary of Abbey National with respect to its Junior Securities prior to the date that the decision to defer such interest payment is made) or make any other payment on any Junior Securities (other than any Junior Securities entirely held by Abbey National and/or one of its wholly-owned Subsidiaries); or

(2) redeem, purchase, reduce or otherwise acquire any Junior Securities (other than any Junior Securities held by Abbey National or one of its wholly-owned Subsidiaries), in each case until Abbey National next makes a scheduled interest payment on the securities."

(b) In the paragraph that begins with the words "Arrears of Interest may at the option of the Applicable Issuer", each occurrence of the words "Perpetual Capital Notes" shall be deleted and replaced in their entirety with the words "Senior Perpetual Capital Notes."

(c) The following paragraphs shall be added in Section 307 after the paragraph that begins with the words "Arrears of Interest may at the option of the Applicable Issuer":

"Deferred Interest shall be satisfied only on a redemption of a series of Junior Perpetual Capital Notes and shall be payable only on the Redemption Date of the Junior Perpetual Capital Notes and upon sufficient proceeds being raised from the Alternative Deferred Interest Satisfaction Mechanism. Abbey National's obligation to comply with the procedures set out in the Alternative Deferred Interest Satisfaction Mechanism to pay any Deferred Interest on the Junior Perpetual Capital Notes is subject to the following conditions:

(1) the procedure will only be activated if Abbey National has given a redemption notice and at that time there is Deferred Interest to be settled;

(2) Abbey National will not be required to issue any ordinary shares, or cause them to be issued, at a price below the nominal value of its ordinary shares;

(3) Abbey National must have a sufficient number of authorized but unissued ordinary shares available for the allotment and issue in accordance with the procedure set out in the Alternative Deferred Interest Satisfaction Mechanism; and

(4) the board of directors of Abbey National has all the necessary authority under the law of England and Wales to allot and issue a sufficient number of ordinary shares free from pre-emption rights in accordance with the procedure set out in the Alternative Deferred Interest Satisfaction Mechanism.

No interest or Deferred Interest in respect of any Junior Perpetual Capital Notes shall be due and payable on the winding-up of Abbey National.

The Junior Perpetual Capital Notes may not be redeemed unless all accrued but unpaid interest and other payments thereon (other than any Deferred Interest) and the aggregate amount of Deferred Interest, if any, is satisfied at the same time. In the event that Abbey National does not have a sufficient number of ordinary shares available, and authorized to be issued and allotted, to implement the Alternative Deferred Interest Satisfaction Mechanism, and Abbey National does not otherwise make a payment other than out of funds raised from the issue proceeds to satisfy the aggregate amount of Deferred Interest Payments, then the Redemption Date shall be deferred until such time as Abbey National has available, and authorized to be issued and allotted, sufficient ordinary shares and the issue proceeds of such shares are sufficient to pay the Deferred Interest Payments in full.

Abbey National shall ensure (to the extent possible) that, at the time when it issues any ordinary shares as described above, those ordinary shares are listed on a stock exchange which is a Recognized Stock Exchange.

If a Market Disruption Event exists during the 15 business days preceding any Redemption Date, the related Deferred Interest Payments (if any) and the Redemption Date may be deferred until such Market Disruption Event no longer exists. A market disruption deferral will not constitute a Capital Security Default; *provided* that if any Deferred Interest Payment has not been paid within seven days after the date on which any such Market Disruption Event is no longer continuing, such failure will constitute a Capital Security Default. Interest will not accrue on Deferred Interest Payments during a Market Disruption Event; *provided, however*, that if a Market Disruption Event exists and is continuing for more than 14 days after the date which, but for the deferral described above, would have been the Redemption Date, Deferred Interest Payments will accrue interest from (and including) the date on which such Deferred Interest Payments would otherwise be made to (but excluding) the date such Deferred Interest Payments are paid in accordance with the terms of the Junior Perpetual Capital Notes. Such accrued interest on Deferred Interest Payments shall be paid in accordance with the Alternative Deferred Interest Satisfaction Mechanism.

Abbey National agrees, subject to compliance with the requirements of the UK Companies Act 1985 (as amended), to use its reasonable endeavors to obtain all corporate authorizations and take other corporate actions required for the issue and allotment of such number of ordinary shares as it reasonably considers would be required to be issued in order to enable it to make a payment satisfying the aggregate amount of any Deferred Interest Payments (after conversion into U.S. dollars and after paying any taxes, duties, costs and expenses payable by it and associated with the issue of the shares) provided that where the relevant corporate authorization required is the passing of a resolution of its shareholders, such reasonable endeavors shall be satisfied if its board of directors proposes the relevant resolution to its shareholders for approval at any general meeting and, if any such proposal is rejected, the relevant resolution is proposed again at the next general meeting.

A Holder of Junior Perpetual Capital Notes shall be required to notify Abbey National if at any time such Junior Perpetual Capital Notes Holder owns 10% or more of Abbey National's voting stock, and Abbey National shall have the right not to make interest payments to any such Holder. Interest payments made to Holders of Junior Perpetual Capital Notes generally will be deemed to have been paid, notwithstanding any exercise of that right. Any such interest will be deemed satisfied with respect to the Junior Perpetual Capital Notes of such Holder and will not be able to subsequently be claimed."

SECTION 3.04. In the first paragraph of Section 308, the words "and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 3.05. In clauses (a) and (c) of Section 311, the words "and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 3.06. In clause (b) of Section 311, the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

SECTION 3.07. In clause (d) of Section 311, the words "and, Arrears of Interest, if any," shall be replaced with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 3.08. In clause (a) of Section 312, the words "and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

ARTICLE FOUR

Satisfaction and Discharge

SECTION 4.01. In Section 401 and 402, each occurrence of the words "and Arrears of Interest, if any" shall be deleted and replaced in its entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 4.02. In Section 404, the words "or Arrears of Interest, if any" in Section 404 shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

ARTICLE FIVE

Remedies

SECTION 5.01. The first paragraph of Section 502 shall be deleted and replaced in its entirety with:

"If an Event of Default with respect to any particular series of Securities occurs and is continuing, then and in every such case either the Trustee for the Securities of such series or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series may exercise any right, power or remedy permitted by law, and shall have, in particular, without limiting the generality of the foregoing, the right to declare the entire principal amount of (including premium, if any, on), or (in the case of Discounted Securities) such lesser amount as may be provided for with respect to the Securities of such series, all the Securities of that series to be due and payable immediately, by a notice in writing to the applicable Issuer and the Guarantor, if any, (and to the Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest and any Arrears of Interest (but not, for the avoidance of doubt, any Deferred Interest) and all other amounts owing thereunder and hereunder (with respect to such series of Securities), shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived. With respect to the Junior Perpetual Capital Notes, accrued interest and Deferred Interest shall not be payable if an Event of Default occurs and is continuing."

SECTION 5.02. Section 503 shall be amended as follows:

(a) The first paragraph shall be deleted and replaced in its entirety with the following:

"Unless otherwise provided with respect to the Securities of any series, "*Default*" means (whatever the reason for such Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) (i) other than with respect to any series of Junior Perpetual Capital Notes, the failure by the applicable Issuer and the Guarantor, if any, to pay the principal of (or premium, if any, on) or accrued interest or Arrears of Interest, if any, on any such Security when due and payable and such failure continues for 14 days or (ii) any other default provided with respect to Securities of that series (including, with respect to any series of Junior Perpetual Capital Notes, a Capital Security Default); *provided, however,* that if the applicable Issuer (and the Guarantor, if applicable) does not pay an installment of interest on an Interest Payment Date with respect to any Term Subordinated Notes or Perpetual Subordinated Notes, or does not pay all or any part of the principal of (or premium, if any, on) any such Subordinated Notes on the Stated Maturity (if any) or any other date set for redemption, the failure to make such payment shall not constitute a "*Default*" and the obligation to make such payment shall be deferred until (i) in the case of payment of interest, the date upon which a dividend is paid on any class of share capital of Abbey National (the "Deferred Interest Payment Date") and (ii) in the case of a payment of principal (or premium, if any), the first Business Day after the date that falls six months after such payment was originally due (the "Deferred Principal Payment Date"); *provided, further,* that, with respect to any Perpetual Capital Note, (a) the failure to pay interest, if any, accrued on any Optional Interest Payment Date shall not constitute a "*Default*" and (b) (i) in the case of any Senior Perpetual Capital Note only, a payment of principal of (or premium, if any, on) or accrued interest or Arrears of Interest, if any, on any Senior Perpetual Capital Note shall not be deemed to be due, whether at Maturity or otherwise, on any date on which the Solvency Condition has not been satisfied by Abbey National and (ii) in the case of any Junior Perpetual Capital Note only, a payment of principal of (or premium, if any, on) or accrued interest or Deferred Interest, if any, on any Junior Perpetual Capital Note shall not be deemed to be due on any date on which the Solvency Condition has not been satisfied by Abbey National. For the avoidance of doubt, the obligation to pay an installment of interest on a Deferred Interest Payment Date, or to pay principal (or premium, if any) on a Deferred Principal Payment Date, may not be deferred."

(b) In the paragraph beginning with the words "If the applicable Issuer and the Guarantor" the words "Perpetual Capital Note" shall be deleted in their entirety and replaced with the words "Senior Perpetual Capital Note" and the words "Compulsory Interest Payment Date" shall be deleted in their entirety and replaced with the words "Compulsory Senior Interest Payment Date".

(c) The following paragraphs shall be added following the paragraph that begins with the words "If the applicable Issuer and the Guarantor":

"If Abbey National fails to pay the amount due to satisfy any interest payment (other than Deferred Interest) with respect to any Junior Perpetual Capital Notes and any such failure continues for fourteen days and the Solvency Condition is not satisfied at the end of such fourteen-day period, such failure will not constitute a "*Default*" but instead will constitute a "*Payment Event*", together with any other Payment Event with respect to any series of Junior Perpetual Capital Notes.

If Abbey National fails to pay the principal amount of the Junior Perpetual Capital Notes, all accrued but unpaid interest and other payments thereon (including any Deferred Interest) on the Redemption Date of the Junior Perpetual Capital Notes, and any such failure continues for seven days and the Solvency Condition is not satisfied at the end of such seven-day period, such failure will not constitute a "*Default*" but instead will constitute a "*Payment Event*", together with any other Payment Event with respect to any series of Junior Perpetual Capital Notes."

(d) The paragraph that begins with the words "If a Default with respect to Securities of any particular series" shall be deleted and replaced in its entirety with: "If a Default with respect to Securities of any particular series occurs and is continuing, the Trustee for the Securities of such series may in its discretion commence (i) a judicial proceeding for the collection of the sums so due and unpaid or (ii) (a) if First Capital B.V. is the applicable Issuer, a proceeding in The Netherlands (but not elsewhere) for the bankruptcy of First Capital B.V. and/or a proceeding in England and Wales (but not elsewhere) for the winding up of the Guarantor or (b) if Abbey National is the applicable Issuer, with respect to any Junior Perpetual Capital Notes only, commence a judicial proceeding for the collection of sums due and unpaid and, with respect to any Securities (including any Junior Perpetual Capital Notes) of Abbey National, a proceeding in England and Wales (but not elsewhere) for the winding up of Abbey National; provided that the Trustee may not declare the principal amount of any such Securities to be due and payable."

(e) In the last paragraph, each occurrence of the words "interest or Arrears of Interest" shall be deleted and replaced in its entirety with the words "interest, Arrears of Interest or Deferred Interest".

SECTION 5.03. Section 504 shall be amended as follows:

(a) In the first paragraph of Section 504, the words "interest or Arrears of Interest" shall be deleted and replaced in their entirety with the words "interest, Arrears of Interest or, subject to Section 307 and other than in a winding-up of Abbey National, Deferred Interest (if the same has not been paid on the date on which the Junior Perpetual Capital Notes were to be redeemed)"; and

(b) In clause (i) of Section 504, the words "and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 5.04. In Section 506, the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any," and each occurrence of the words "and Arrears of Interest" shall be deleted and replaced in its entirety with the words ", Arrears of Interest and, subject to Section 307, Deferred Interest".

SECTION 5.05. In Section 508, each occurrence of the words "and Arrears of Interest, if any" (including, for the avoidance of doubt the occurrence of the words "and Arrears of Interest, if any" in the title of Section 508) shall be deleted and replaced in its entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 5.06. In Section 513, the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

SECTION 5.07. In Section 514, the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

ARTICLE SIX

The Trustee

SECTION 6.01. In Section 602, the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

ARTICLE SEVEN

Consolidation, Merger, Conveyance or Transfer

SECTION 7.01. A new Section 804 entitled "Definitive Suspension" shall be added as follows:

"Notwithstanding anything to the contrary herein, the following provisions shall apply with respect to the Junior Perpetual Capital Notes:

(a) Following any take-over offer made under the City Code on Take-overs and Mergers or any reorganization, restructuring or scheme of arrangement, the company which, immediately prior to such event, was the Ultimate Owner ceases to be the Ultimate Owner, unless such event is a Permitted Restructuring and a Permitted Restructuring Arrangement shall be put in place within six months of the occurrence of a Permitted Restructuring, an independent investment bank appointed by Abbey National (at its expense) and approved by the Trustee shall determine what amendments (if any) to the terms and conditions of the Junior Perpetual Capital Notes, this Indenture and any other relevant documents are appropriate in order to replicate the Alternative Deferred Interest Satisfaction Mechanism in the context of the capital structure of the new Ultimate Owner. Upon any such determination being reached and notified to the Trustee and Abbey National by such investment bank, the Trustee and Abbey National shall, pursuant to the terms hereof and without the consent of the Holders of the Junior Perpetual Capital Notes but with the consent of the new Ultimate Owner, effect any necessary consequential changes to the terms and conditions of the Junior Perpetual Capital Notes, this Indenture and any other relevant documents. Any such amendments shall be subject to the requirements that (i) Abbey National shall not be obliged to reduce its net assets, (ii) no amendment may be proposed or made which would alter the regulatory capital treatment of the Junior Perpetual Capital Notes for banking capital adequacy purposes without the prior consent of the Financial Services Authority, (iii) no such amendment may be made which would, in the Trustee's opinion, impose more onerous obligations on it without its consent and (iv) such amendments shall preserve substantially the financial effect for the Holders of the Junior Perpetual Capital Notes of a holding in such securities. If, after using all reasonable endeavors, the investment bank referred to above is unable to formulate such amendments, it shall so notify Abbey National, the previous Ultimate Owner (if not Abbey National), the new Ultimate Owner, the Trustee, any paying agent and the relevant calculation agent of that result (the provision of such notice by such investment bank, a "Definitive Suspension").

(b) Following a Definitive Suspension, Abbey National may from time to time appoint or reappoint an independent investment bank (at its expense), subject to the approval of the Trustee, to propose new or alternative amendments (which shall be subject to the requirements set forth above) in order to replicate the Alternative Deferred Interest Satisfaction Mechanism. If such investment bank is able to formulate such amendments, and the Trustee and Abbey National amend the Junior Perpetual Capital Notes, this Indenture and any other relevant documents as described above, the Definitive Suspension shall terminate.

(c) During a Definitive Suspension, Abbey National shall not redeem the Junior Perpetual Capital Notes if there are any payments of Deferred Interest outstanding, provided that a Definitive Suspension shall not affect in any respect payments of Deferred Interest arising prior to the date of the Definitive Suspension."

ARTICLE EIGHT

Supplemental Indentures

SECTION 8.01. Section 902 shall be amended as follows:

(a) In clause (1), the words "the Arrears of Interest thereon, if any, or any premium" shall be deleted and replaced in their entirety with the words "the Arrears of Interest thereon, if any, or any Deferred Interest, or any premium".

(b) In clause (1), the words "or Arrears of Interest thereon is payable" shall be deleted and replaced in its entirety with the words ", Arrears of Interest or Deferred Interest thereon is payable".

(c) In clause (6), the words "and interest and Arrears of Interest" shall be deleted and replaced in its entirety with the words "and interest, Arrears of Interest, if any, and Deferred Interest, if any,".

ARTICLE NINE

Covenants

SECTION 9.01. The title of Section 1001 shall be amended to read as follows: "Payment of Principal (and Premium, if any) and Interest, Arrears of Interest, if any, and Deferred Interest, if any" and in Section 1001 the words "and Arrears of Interest" shall be deleted and replaced in its entirety with the words ", Arrears of Interest and, subject to Section 307, Deferred Interest".

SECTION 9.02. Section 1003 shall be amended as follows:

(a) In the first two paragraphs of Section 1003, each occurrence of the words "or Arrears of Interest" shall be deleted and replaced in its entirety with the words ", Arrears of Interest or, subject to Section 307, Deferred Interest (in the event of a redemption of Junior Perpetual Capital Notes)" and each occurrence of the words "and, Arrears of Interest" shall be deleted and replaced in its entirety with the words ", Arrears of Interest and, subject to Section 307, Deferred Interest (in the event of a redemption of Junior Perpetual Capital Notes)".

(b) In clause (1), the words "or Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, or Deferred Interest, if any,".

(c) In clause (2), the words "and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 9.03. Section 1007 shall be deleted in its entirety and replaced with the following paragraphs:

"Unless otherwise stated in the securities of a series, the applicable Issuer or the Guarantor, if any, as the case may be, will pay to the Holder of any Security such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, Arrears of Interest, if any, and Deferred Interest, if any, on any such Security after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the country in which the applicable Issuer or the Guarantor, if any, as the case may be, is organized or any political subdivision or taxing authority thereof or therein having power to tax, will not be less than the amount provided for in any such Security to be then due and payable; *provided, however,* that the foregoing obligation to pay additional amounts will not apply on account of any tax, assessment, duty or other governmental charge which is payable (in the case of clauses (g) and (h) below only in relation to any Securities issued as of or subsequent to August 15, 2002):

(a) otherwise than by deduction or withholding from payments of principal of (or premium, if any, on) or interest, Arrears of Interest, if any, or Deferred Interest, if any, on any such Security; or

(b) by reason of such Holder having, or having had, some personal or business connection with the country in which the applicable Issuer or the Guarantor, if any, as the case may be, is organized and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, the country in which the applicable Issuer or the Guarantor, if any, as the case may be, is organized; or

(c) by reason of a change in law or official practice of any relevant taxing authority that becomes effective more than 30 days after the Relevant Date (as defined below) for payment of principal (or premium, if any), or interest, Arrears of Interest, if any, or Deferred Interest, if any, in respect of such Security; or

(d) by reason of any estate, excise, inheritance, gift, sales, transfer, wealth, personal property tax or any similar assessment or governmental charge; or

(e) as a result of the failure of a Holder to satisfy any statutory requirements or make a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(f) by reason of such Holder holding a Registered Security that was issued pursuant to an Optional Definitive Security Request; or

(g) where any deduction or withholding in respect thereof is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive; or

(h) by or on behalf of a holder of securities who would have been able to avoid such withholding or deduction by presenting the relevant securities to another paying agent in a Member State of the European Union; or

(i) owing to any combination of clauses (a) through (h) above (provided that such provision is applicable to the relevant series of Securities in accordance with this Indenture).

For the purposes hereof the "Relevant Date" is the date on which the payment of principal of (or premium, if any, on) or interest, Arrears of Interest, if any, or Deferred Interest (in the event of a redemption of Junior Perpetual Capital Notes), if any, on any Security first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant Paying Agent or as it shall have directed on or prior to such date, the "Relevant Date" means the date on which such monies shall have been so received. No additional amounts will be paid as provided above with respect to any payment of principal of (or premium, if any, on) or interest, Arrears of Interest, if any, or Deferred Interest, if any, on any such Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of any such payment to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the Holder of any such Security.

Whenever in this Indenture there is mentioned, in any context, the payment of the principal of (or premium, if any, on) or interest, Arrears of Interest, if any, or Deferred Interest (or, with respect to the Junior Perpetual Capital Notes, any other payments), if any, on any Security, such mention shall be deemed to include mention of the payment of additional amounts provided for in the terms of such Securities and this Section to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of additional amounts (if applicable) in any provisions hereof shall not be construed as excluding additional amounts in those provisions hereof where such express mention is not made.

If the Securities of a series provide for the payment of additional amounts as contemplated by Section 301(22), at least 10 days prior to the first Interest Payment Date with respect to that series of Securities (or if the Securities of that series will not bear interest prior to maturity, the first day on which a payment of principal and any premium is made), and at least 10 days prior to each date of payment of principal (and premium, if any) and interest, Arrears of Interest, if any, and Deferred Interest, if any, if there has been any change with respect to the payment of additional amounts as provided by this Section 1007 with respect to the matters set forth in the below-mentioned Officers' Certificate, the applicable Issuer or the Guarantor, if any, as the case may be, will furnish the Trustee and Principal Paying Agent for that series of Securities with an Officers' Certificate instructing such Trustee and such Principal Paying Agent whether such payment of principal of (and premium, if any, on) and interest, Arrears of Interest, if any, and Deferred Interest, if any, on the Securities of that series shall be made to Holders of Securities of that series without withholding for or on account of any tax, assessment or other governmental charge in respect of which, in each case, additional amounts are payable pursuant to this Section 1007 as referred to above or described in the Securities of that series. If any such withholding shall be required, then such Officers' Certificate shall specify by country the amount, if any, required to be withheld on such payments to such Holders of Securities and the applicable Issuer or the Guarantor, if any, as the case may be, will pay to the Trustee for such series of Securities or such Principal Paying Agent such additional amounts as may be required pursuant to the terms applicable to such series. The applicable Issuer or the Guarantor, if any, as the case may be, covenants to indemnify the Trustee for such series of Securities and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without gross negligence, wilful default or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers' Certificate furnished pursuant to this Section 1007 or the failure to provide any such Officers' Certificate. The obligations contained in the immediately preceding sentence of the applicable Issuer and the Guarantor, if any, shall survive payment of all of the Securities, the satisfaction and discharge of this Indenture, and the resignation or removal of the Trustee or any Paying Agent for such series of Securities.

Abbey National undertakes that, if any withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive, it will ensure that it maintains a paying agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings income implementing those conclusions or any such law; *provided*, that under no circumstances shall Abbey National be obliged to maintain a paying agent with a specified office in such a Member State unless at least one Member State of the European Union does not require a paying agent making payments through a specified office in that Member State to so withhold or deduct tax; *provided, further*, that this paragraph shall not apply to any Securities with respect to which clauses (g) and (h) set forth above do not apply."

ARTICLE TEN

Redemption of Securities

SECTION 10.01. In Section 1101, the words of the words "Bank of England" shall be deleted and replaced in their entirety with the words "Financial Services Authority" and the words "and such requirements as may be set out in the terms for a series" shall be added after the words "on any such Redemption Date" at the end of the paragraph.

SECTION 10.02 In Section 1104, the words "and, with respect to the Junior Perpetual Capital Notes, the Trustee, the Calculation Agent and any Paying Agent of such series. A notice or redemption relating to a series of Junior Perpetual Capital Notes shall be irrevocable" shall be added after the words "to each Holder of Securities to be redeemed" at the end of the first paragraph.

SECTION 10.03 In Section 1105, the words of the words "Bank of England" shall be deleted and replaced in their entirety with the words "Financial Services Authority" and the words "Arrears of Interest" shall be deleted and replaced in its entirety with the words "Arrears of Interest and, subject to Section 307, Deferred Interest".

SECTION 10.04. In Section 1106, the words of the words "Bank of England" shall be deleted and replaced in their entirety with the words "Financial Services Authority" and the words "and such other requirements as may be set out in the terms for a series being satisfied" shall be added after the words "being satisfied by Abbey National" in the first paragraph.

ARTICLE ELEVEN

SECTION 11.01 Section 1108 shall be amended as follows:

(a) The title shall be amended to read as follows: "Tax and Regulatory Redemption."

(b) "(a)" shall be added before the words "The Securities of any series may be redeemed" in the first paragraph.

(c) In the first paragraph, the words "and interest and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words "and interest, Arrears of Interest, if any, and Deferred Interest, if any," and the words "or any Arrears of Interest payable" shall be deleted in their entirety and replaced with the words "or any Arrears of Interest or Deferred Interest payable".

(d) New paragraphs (b), (c) and (d) shall be added as follows:

"(b) Notwithstanding anything to the contrary herein, upon the occurrence of a Tax Call Event with respect to the Junior Perpetual Capital Notes, including such Upper Tier 2 Securities as the Junior Perpetual Capital Notes may be exchanged for or varied into as described below, Abbey National may after giving a redemption notice, subject to any conditions (including the consent of the Financial Services Authority) specified in the Junior Perpetual Capital Notes being satisfied, on any interest payment date redeem the Junior Perpetual Capital

Notes in whole, but not in part, at the redemption price specified in the Junior Perpetual Capital Notes. Abbey National shall not redeem the Junior Perpetual Capital Notes if the Tax Call Event occurs because of a failure to list the global Bearer Securities and maintain such listing on a Recognized Stock Exchange.

Upon the occurrence of a Tax Event (other than a Tax Call Event) or a Tier 1 Disqualification Event with respect to the Junior Perpetual Capital Notes, Abbey National may after giving notice to the Holders of the Junior Perpetual Capital Notes, the Trustee, the Calculation Agent and any Paying Agent, subject to any conditions (including consent of the Financial Services Authority) specified in the Junior Perpetual Capital Notes being satisfied, at any time, (i) exchange the Junior Perpetual Capital Notes for, or vary the terms of the Junior Perpetual Capital Notes so that they become Upper Tier 2 Securities (for the avoidance of doubt any Deferred Interest Payments outstanding at the time of conversion become outstanding deferred cumulative interest payments for purposes of the Upper Tier 2 Securities) or (ii) if the consent of the Financial Services Authority is not given or a Tax Event applies, or would apply, to such Upper Tier 2 Securities or such Upper Tier 2 Securities do not or would not qualify as Upper Tier 2 Capital, Abbey National may after giving a notice of redemption, subject to any conditions (including the consent of the Financial Services Authority) specified in the Junior Perpetual Capital Notes, redeem the Junior Perpetual Capital Notes or the Upper Tier 2 Securities into which they may have been exchanged or varied in whole, but not in part, at the redemption price.

(c) With respect to the Junior Perpetual Capital Notes, in the case of redemption upon the occurrence of a Tax Event, Abbey National shall be required, before it gives a notice of redemption, to deliver to the Trustee a written legal opinion of independent UK counsel of recognized standing, selected by Abbey National, in a form satisfactory to the Trustee confirming that Abbey National is entitled to exercise its right of redemption.

(d) Any Upper Tier 2 Securities created as a result of the above provisions must be listed on a Recognized Stock Exchange at any time when they are issued."

ARTICLE TWELVE

SECTION 12.01 Section 1401 shall be amended as follows:

(a) The title shall be amended to read as follows: "Securities Subordinate to Certain Creditors; Definition of Relative Rights."

(b) In clause (a), the words "Perpetual Subordinated Notes and Perpetual Capital Notes" shall be deleted in their entirety and replaced with the words "Perpetual Subordinated Notes, Senior Perpetual Capital Notes and Junior Perpetual Capital Notes" and each occurrence of the words "and interest and Arrears of Interest, if any" (except the occurrence of such words which follows the words "by the Guarantor of the principal of (and premium, if any, on)" shall be deleted in their entirety and replaced with the words "and interest and Arrears of Interest, if any, and Deferred Interest, if any".

(c) In clause (b), the words "and Arrears of Interest" shall be deleted in their entirety and replaced with the words "Arrears of Interest, if any, and Deferred Interest".

(d) In clause (c), "(i)" shall be added before the words "In the event of the bankruptcy, winding up or liquidation" and each occurrence of the words "Perpetual Capital Notes" shall be deleted and replaced in their entirety with the words "Senior Perpetual Capital Notes".

(e) A new clause (c)(ii) shall be added as follows: "If at any time an order is made, or an effective resolution is passed, for the winding up in England and Wales of Abbey National (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of Abbey National of a successor of Abbey National (in accordance with the provisions of this Indenture), the terms of which reconstruction, amalgamation or substitution have previously been approved in writing by the Trustee), there shall be payable by Abbey National with respect to the Junior Perpetual Capital Notes of each series (in lieu of any other payment by Abbey National) such amount, if any, as would have been payable to the Holder of such Junior Perpetual Capital Note if, on the day prior to the commencement of the winding up and thereafter, the Holders of such Junior Perpetual Capital Notes were the holder of one of a class of preference shares in the capital of the Abbey National having an equal right to a return of assets in the winding up to and so ranking *pari passu* with the holders of the RCIs and the TOPICS and with the holders of that class or classes of preference shares (if any) from time to time issued by Abbey National which have a preferential right to a return of assets in the winding up over and so rank ahead of the holders of all other classes of issued shares for the time being in the capital of Abbey National, but ranking junior to the claims of the Senior Creditors and junior to any notional class of preference shares in the capital of the Abbey National by reference to which the amount payable in respect of any Junior Subordinated Debt in a winding up of Abbey National is determined and senior to all other classes of issued shares (save as aforesaid) for the time being in the capital of Abbey National on the assumption that the amount that such Holder was entitled to receive in respect of such preference shares on a return of assets in such winding up, were an amount equal to the principal amount of the Junior Perpetual Capital Notes of such series and no amount will be payable in respect of any accrued but unpaid interest, including, for the avoidance of doubt, any Deferred Interest Payments."

(f) In clauses (e) and (f), the words "and interest and Arrears of Interest, if any" shall be deleted and replaced in their entirety with the words "and interest, Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 12.02. In Section 1402, the words "or Section 307 with respect to the Junior Perpetual Capital Notes" shall be added after the words "Section 1401(c) with respect to Perpetual Capital Notes" and each occurrence of the words "and Arrears of Interest, if any" shall be deleted and replaced in its entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

SECTION 12.03 In Section 1405, the words "and Arrears of Interest, if any" shall be deleted and replaced in its entirety with the words ", Arrears of Interest, if any, and Deferred Interest, if any,".

ARTICLE THIRTEEN

Miscellaneous

SECTION 13.01. This Supplemental Indenture No. 2 shall be governed by and construed in accordance with the laws of the State of New York, except for the avoidance of doubt, Section 1401 as amended by this Supplemental Indenture No. 2 shall be governed by and construed in accordance with the laws of England and Wales.

SECTION 13.02. In case any one or more of the provisions contained in this Supplemental Indenture No. 2 should be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

SECTION 13.03. Wherever in this Supplemental Indenture No. 2 any of the parties hereto is named or referred to, such reference shall be deemed to include the successors or assigns of such party, and all the covenants and agreements in this Supplemental Indenture No. 2 contained by or on behalf of the Issuers or the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

SECTION 13.04. (a) This Supplemental Indenture No. 2 may be executed in any number of counterparts, and all such counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

(b) The descriptive headings of the several Articles of this Supplemental Indenture No. 2 were formulated, used and inserted in this Supplemental Indenture No. 2 for convenience only and shall not be deemed to affect the construction of any of the provisions hereof.

SECTION 13.05. Except as expressly amended herein, the Indenture shall continue in full force and effect in accordance with the provisions thereof. The Indenture is in all respects hereby ratified and confirmed. This Supplemental Indenture No. 2 shall have no effect upon any Securities issued prior to the date hereof.

SECTION 13.06 The recitals contained herein shall be taken as the statements of the Issuer and the Guarantor, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of the Supplemental Indenture No. 2.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture No. 2 to be duly executed, and the corporate seal of Abbey National plc to be hereunto affixed and attested, all as of the day and year first above written.

ABBEY NATIONAL FIRST CAPITAL B.V.
as Issuer

By ______________________________
Name:
Title:

[SEAL]

ABBEY NATIONAL PLC
as Issuer and Guarantor

By ______________________________
Name:
Title:

Attest:

THE BANK OF NEW YORK
as Trustee

By______________________________

Attest:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 15th August, 2002

By ______________________

Peter Lott, Authorised Signatory